

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

Mr. Paul R. Zeller
Senior Vice President and Chief Financial Officer
Imation Corp.
1 Imation Way
Oakdale, Minnesota 55128

> **Re: Imation Corp.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-14310**

Dear Mr. Zeller:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director